

Afshin Safavi · 2nd

Founder, Consultant, Board member, Serial entrepreneur, Investor, and Councilman

Denver Metropolitan Area · 500+ connections · Contact info

Safavi Holdings, LLC

University of Kentucky

Experience

CEO and President
Safavi Holdings, LLC
Nov 2018 – Present · 2 yrs 7 mos
Greater Denver Area

Investment in early-stage biotechnology, and technology companies, as well as, commercial real estate.

Co-Founder, Chairman of the Board, Chief Science Officer
Canine Biologics · Self-employed
Nov 2019 – Present · 1 yr 7 mos
Denver, Colorado, United States

Our goal is to create a world where dogs with a cancer diagnosis and their owners can continue to create happy memories together by running, playing and loving as they always have. Canine Biologics brings the best science, evidence and original research to bear on the design and production of nutrition products to support dogs fighting cancer. We ha ...see more

Chairman Of The Board
Chimeron Bio
Sep 2019 – Present · 1 yr 9 mos
Greater Philadelphia Area

Chimeron Bio is building a portfolio of self-amplifying RNA therapeutics to bring more effective gene therapies and personalized medicines to patients.

BioAgilytix
13 yrs 2 mos

Founder and Board Member
Apr 2008 – Present · 13 yrs 2 mos
Research Triangle Park, NC

BioAgilytix operates as a bioanalytical contract research organization (CRO) that supports the development of novel therapeutic biologics and biosimilars. The company offers large molecule bioanalysis for preclinical and clinical studies, providing PK, immunogenicity, biomarkers, and cell-based assay services supporting the development and releas ...see more

Founder and Global Chief Scientific Officer
Apr 2008 – Dec 2018 · 10 yrs 9 mos
Research Triangle Park, North Carolina and Hamburg, Germany

Responsible for establishment and supervision of several teams of scientific laboratory professionals. Responsible for Setting up teams to offer clients assay development and validation under GLP based on ELISA, FIA, DELFIA, HTRF, MSD-ECL, and immunonephelometry platforms. Responsible for developing and validating immun ...see more

immunonephelometry platforms. Responsible for developing and validating immun ...see more

Director, Ligand-Binding and Immunoassay (LB&I)
AAIPharma
May 2007 – Apr 2008 · 1 yr
Lead a team of scientists, engineers, and business development personnel for design and implementation of a 5000 square foot state-of-the art CLIA, ligand binding, and immunoassay laboratory. The design included setting up scientific teams to provide assay development, validation and sample analysis under GLP regulations for ELISA, FIA, DELFIA, HTRF ...see more

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Education

University of Kentucky
Ph.D., Biochemistry
1992 – 1997

Emory University
PostDoctoral, Biochemistry and Molecular Biology
1997 – 1999
Activities and Societies: Studied tissue specific transcriptional regulation of testis angiotensin converting enzyme.

University of California, Los Angeles
BS, Biochemistry
1990 – 1992